FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated December 14, 2004 (“Location-Enhanced Applications Underway For The BlackBerry Platform")	Page No 4

Document 1

December 14, 2004

FOR IMMEDIATE RELEASE

Location-Enhanced Applications Underway For The BlackBerry Platform

Waterloo, ON – Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) is working with members of the BlackBerry® ISV Alliance Program to enable location-enhanced applications for the BlackBerry platform. With the addition of GPS support to the BlackBerry platform, various ISVs have begun to create mobile applications for BlackBerry that leverage navigation, location and tracking information.

“The addition of location-based services to the BlackBerry wireless platform is extending the value of BlackBerry to a broader range of applications and opening new opportunities with corporate and government customers,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We are pleased to report that application development efforts are already underway in areas such as supply chain and delivery management, field service automation, continuity planning and navigation services.”

Developers currently creating location-enhanced applications for BlackBerry include @Road, ActSoft, Aligo, Corrigo, Gearworks, Mobilistings, Onset, Televigation, Vaultus, Wallace Wireless and Xora.

@Road:

The new @Road Workflow Manager solution for BlackBerry will help streamline the mobile workflow process by identifying and automating the communication critical path between the field service representative and the mobile workforce supervisor. This solution is designed to use GPS auto-detection software to help minimize task reporting and data entry by field representatives, automatically update workflow information and provide dynamic routing to the next job site.

“The combination of BlackBerry and the @Road Workflow Manager will provide a powerful, workflow management solution for small and medium businesses,” said Krish Panu, President and CEO of @Road. “Streamlining the process through auto-detecting the current status of field service reps and their progression in the workflow process will create an efficient, coherent, end-to-end solution that’s easier to manage for both the dispatcher and the field service representative.”

ActSoft:

Comet Tracker is a mobile management solution designed to allow remote workers to collect and send field data via the BlackBerry platform. Comet Tracker will allow employers to easily track employee location, worker hours, as well as capture worker tasks, and dispatch jobs more effectively, allowing companies to enhance their productivity.

“We are very excited to launch our proven application on the robust BlackBerry platform.  It will equip our customers with a tool that not only provides a notable ROI, but facilitates easier data collection,” said Tom Mitchell, Founder & CIO, ActSoft.

— more —

Aligo:

WorkTrack Field Supervisor will give companies the ability to track the time, location and activities of their mobile employees through the GPS-enabled BlackBerry solution. With WorkTrack Field Supervisor and BlackBerry, foremen will be able to clock employees’ in and out of shifts, jobs and breaks as per their mapped location.

“The combination of WorkTrack Field Supervisor and BlackBerry will give companies a unique tool for tracking and managing field service and construction crews,” said Mark Springfield, Director of Product Management, Aligo. “Companies will benefit by getting wireless reports of their remote employee’s status and location that they can use for billing, payroll or for making resource management decisions.”

Corrigo:

Corrigo’s service management solution is being designed to allow dispatchers to create and dispatch electronic work orders to field staff and track their location, job status and progress. Field technicians will then be able to pick up, close and update work orders, receive alerts of new and changed work orders, access work order details, and access task-related instructions.

“We already know from our customers that Corrigo’s service management solution on the BlackBerry platform was a compelling total solution for field service organizations,” said Rick Michaux, President of Corrigo, Inc. “Location-based services on the BlackBerry platform allows us to push the envelope further by adding location information and mapping to a solution that already encompasses everything from dispatch, scheduling and work order management to invoicing, inspections and inventory management.”

Gearworks:

Gearworks’ etrace® mobile workforce management software is a wireless and Web-based solution that enables field service organizations to measure, manage and optimize field operations at the point of delivery.

“With support for GPS-enabled business applications such as etrace, RIM has taken BlackBerry to new heights as a mobile platform for field service driven companies,” said Todd Krautkremer, Chief Executive Officer, Gearworks. “BlackBerry’s integrated email, phone and browser applications — combined with the location intelligence, rich data collection and transaction capabilities of Gearworks’ etrace mobile workforce management software — provide a superb, converged mobile solution that enables companies to track, transact and transform business at the point of service delivery.”

Mobilistings:

Mobilistings is developing its Wireless MLS handheld software application and service to enable real estate agents to search property listings wirelessly using BlackBerry. Features include property listing information, color photographs, tax records, mortgage calculator, Email-a-Flyer, and listing agent remarks, as well as GPS location-based searches for driving directions and maps.

“We are looking forward to providing Mobilistings GPS on the GPS-enabled BlackBerry solution to real estate professionals in North America beginning the first quarter of 2005,” said Douglas Payne, Vice President of Communications, Mobilistings, LLC. “A GPS-enabled BlackBerry device is the perfect complement to Mobilistings because it allows agents even greater mobility when prospecting homes with their clients. Using radius searches based on GPS coordinates, agents will be able to drive through a neighborhood and find matches that meet their criteria. Driving to the properties will be easy using GPS-enabled driving directions and maps.”

— more —

Onset:

Onset Technology’s METAmessage Emergency Locator is being designed to allow control centers to quickly find and track personnel with GPS-enabled BlackBerry handhelds in the field. Using either GPS or cell ID locations, METAmessage will list handheld coordinates and activity status, providing a fast, clear picture of who’s where.

“The METAmessage Emergency Locator is another example of how BlackBerry serves as an outstanding resource for government agencies and enterprises meeting continuity of operations (COOP) mandates,” said Steve Koontz, Vice President, Marketing, Onset Technology. “The ability to physically locate personnel via their handhelds will be extremely valuable. In tandem with other METAmessage capabilities, a BlackBerry deployment will be able to immediately double as an emergency communications network.”

Televigation:

TeleNav provides voice automated driving cues, which give turn-by-turn directions and takes drivers directly to requested locations. The product offers users enhanced features, including voice-activated destination input, airport code location information, Yellow Pages and multilingual capabilities including Spanish, Russian and Mandarin.

“We see a growing need to offer GPS navigation services to BlackBerry customers,” said Sal Dhanani, Senior Director of Marketing at Televigation. “TeleNav will provide BlackBerry customers with an easy-to-use GPS navigation system that eliminates the need to carry around traditional maps or print online directions.”

Vaultus:

The Vaultus location-based services solution for BlackBerry enables firms to incorporate a broad set of GPS functionality into their existing sales and field service applications.

“With Vaultus, firms will be able to deploy location-enhanced sales and field service solutions via BlackBerry,” said David Birnbach, Vaultus CEO. “For example, sales reps can pull up their sales application and click on the ‘find accounts close to me’ icon, and BlackBerry will check the rep’s location and provide a list of accounts close by, along with colorful maps and driving instructions. In addition, field service tickets can automatically be assigned to a technician closest to the client — leading to a big decrease in response time. Our clients can’t wait to add this new functionality into their existing field service and help desk applications.”

Wallace Wireless:

The Wallace Incident Communicator (WIC) allows mobile professionals from any company, government agency or military office to quickly access their most current emergency measure documents, notifications, maps, floor plans, call lists and live images via BlackBerry.

“Our customers are very excited about the GPS functionality of BlackBerry, as we will be able to give them a map with the location of all their key personnel in times of crises,” said Rob Moffat, President of Wallace Wireless.

— more —

Xora:

Xora’s Supervisor application will allow foremen to capture timesheet and job data via the GPS-enabled BlackBerry solution. Web-based location tracking (maps), job dispatch, and Geofencing will also be included. BlackBerry users will benefit from Xora Supervisor by being able to manage overtime policies and significantly improve productivity for both field and office staff.

“The GPS-enabled BlackBerry offers new avenues for visibility into the ‘when’ and the ‘where’ of field worker activities,” said Ananth Rani, Vice President of Products and Services, Xora.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
+1 519.888.7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RIM assumes no liability and makes no representation, warranty or guarantee whatsoever in relation to third party products mentioned herein. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 14, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller